Exhibit 99.1

THIS ASSET PURCHASE AND SALE AGREEMENT made as of March 23, 2020.

B E T W E E N:

NEOMED INSTITUTE

(the “Seller”)

– and –

BELLUS HEALTH COUGH INC.

(the “Buyer”)

– and –

BELLUS HEALTH INC.

(the “Parent”)

(the Seller, the Buyer and the Parent are sometimes hereinafter each referred to as a “Party” and, collectively, as the “Parties”)

WHEREAS the Parent, a corporation existing under the laws of Canada, and the Seller, a Canadian not-for-profit entity, are parties to that certain development and license agreement dated as of February 28, 2017 (the “Development and License Agreement”), pursuant to which the Seller granted, and the Parent accepted, an exclusive license to the Assets (as defined below);

WHEREAS the Parent assigned the Development and License Agreement to the Buyer (formerly known as 10036269 Canada Inc.);

WHEREAS the Buyer desires to purchase, and the Seller desires to sell, the Assets, subject to the terms and conditions of this Agreement;

AND WHEREAS the Buyer wishes to partially pay the purchase price for the Assets, by the issuance of the Parent Shares (as defined below);

NOW THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

The terms defined herein shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

“Affiliate” means, with respect to a Party, any corporation, firm, limited liability company, partnership or other entity which directly or through one or more intermediaries controls or is controlled by or is under common control with such Party. For purposes of this definition only, “control” means ownership, directly or indirectly through one or more Affiliates, of fifty percent (50%) or more of the shares entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby such Party controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity.

“Agreement” means this Asset Purchase and Sale Agreement (including the Exhibits attached hereto).

“Agreement Date” means the date hereof.

“AMF” means the Autorité des marchés financiers.

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws.

“Assets” means collectively the Assigned Know-How and the Assigned Patent Rights.

“Assigned Data” means all chemistry, manufacturing, in vitro, in vivo, pre-clinical and clinical data, protocols and methods, or interests therein, related to the Products that are owned or controlled by the Seller or any of its Affiliates as of the Agreement Date.

“Assigned Know-How” means all Know-How, or interests therein, owned or controlled by the Seller or any of its Affiliates as of the Agreement Date that is necessary or useful for the development, manufacture or commercialization of any Product or of the Buyer Improvements, including the Assigned Data and any Know-How that is related to the Assigned Patent Rights or to the Buyer Improvements.

“Assigned Patent Rights” means the patents and applications identified on Exhibit “A-1” and the Seller’s patent rights in the jointly-owned patents and applications identified on Exhibit “A-2”, plus (a) all national, regional and international patents and patent applications deriving priority or issuing therefrom or from any patent rights from which such patent rights identified on Exhibit “B” derive priority or issue, including provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, re-issues and re-examinations, and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)), and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

“AstraZeneca Shares” has the meaning ascribed thereto in Section 2.6.

“AZ Acknowledgment” has the meaning ascribed thereto in Section 2.6.

“AZ Asset Transfer Agreement” means the asset transfer agreement dated as of October 1, 2012, by and between AstraZeneca AB, a Swedish corporation (“AstraZeneca AB”), and the Nexmed Institute (now known as Neomed Institute), a not-for-profit corporation incorporated under the Canada Not-for-profit Corporations Act.

“Business Day” means any day except for Saturday, Sunday and any statutory holidays in the Province of Québec.

“Buyer” means Bellus Health Cough Inc.

“Buyer Improvements” means all rights in or to any and all technologies and/or technology enhancements created, identified, conceived, developed or reduced to practice by or on behalf of Buyer in relation to the Assets, including, without limitation, the Buyer Patent Rights.

“Buyer Patent Rights” means the patent rights identified on Exhibit “B”.

“Canadian Base Prospectus” means the final short form base shelf prospectus of the Parent dated January 17, 2020 (in both the English and French languages), including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws.

“Canadian Final Prospectus” means, collectively, the Canadian Base Prospectus and the Canadian Final Prospectus Supplement.

“Canadian Final Prospectus Supplement” means the final prospectus supplement to the Canadian Base Prospectus (in both the English and French languages), including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws.

“Canadian Offering Documents” means each of the Canadian Base Prospectus, the Canadian Final Prospectus and any Supplementary Material.

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces of Canada, and the rules, regulations, rulings, orders and notices made thereunder and the local, uniform and national policies adopted by the securities regulatory authorities in each such province; “Canadian Securities Laws” includes “Québec Securities Laws”

“Canadian Shelf Procedures” means National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions.

“CCP” has the meaning ascribed thereto in Subsection 8.5(b).

“Claims” has the meaning ascribed thereto in Section 7.5.

“Closing Date” has the meaning ascribed thereto in Subsection 4(a).

“Closing Time” has the meaning ascribed thereto in Subsection 4(a).

“Development and License Agreement” has the meaning ascribed thereto in the preamble.

“Dispute” has the meaning ascribed thereto in Section 8.5.

“Dispute Notice” has the meaning ascribed thereto in Section 8.5.

“Encumbrance” means any encumbrance of whatsoever nature, kind or description, including a security interest, mortgage, lien, hypothec, pledge, prior claim, assignment, charge, trust or deemed trust (whether contractual, statutory or howsoever otherwise arising), voting trust or pooling agreement with respect to securities, right of first offer, right of first refusal, easement, servitude, restrictive covenant, encroachment or other survey or title defect, any adverse claim or any other right, option or claim of any Person of whatsoever nature, kind or description, or any restriction or limitation; and “Encumber” has a corresponding meaning.

“ETA” means Part IX of the Excise Tax Act (Canada), as amended from time to time.

“Exchange Act” has the meaning ascribed thereto in Subsection 3.3(d).

“Final Prospectuses” means the Canadian Final Prospectus and the U.S. Final Prospectus.

“Form F-10” means the form F-10 under the Securities Act.

“Governmental Body” means (i) any domestic or foreign, national, federal, provincial, state, county, local, municipal or regional government or body, (ii) any multinational, multilateral or international body, (iii) any subdivision, agency, commission, board, instrumentality or authority of any of the foregoing governments or bodies, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing governments or bodies, or (v) any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel.

“GST” means all Taxes payable under the ETA and if applicable, includes a reference to the “harmonized sales tax” (HST) imposed under the ETA or under any provincial legislation similar to the ETA, and any reference to a specific provision of the ETA or any such provincial legislation shall refer to any successor provision thereto of like or similar effect.

“Know-How” means any and all unpatented (whether or not patentable) ideas, inventions, discoveries, biologic materials, data, results, formulae, designs, specifications, scientific methods, business plans and methods, processes, formulations, techniques, know-how, technical information (including, without limitation, structural and functional information), process information, pre-clinical information, clinical information, and any and all proprietary biological, chemical, pharmacological, toxicological, pre-clinical, clinical, assay, control and manufacturing data and materials.

“Lock-Up Period” has the meaning ascribed thereto in Subsection 2.6.

“Losses”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, fines, costs and expenses (including all legal and other professional fees and disbursements, interest, and amounts paid in settlement) and judgment arising directly or indirectly as a consequence of such matter.

“Motion” has the meaning ascribed thereto in Subsection 8.5(b)(iv).

“Nasdaq” means the Nasdaq Stock Market LLC.

“Offering” means the offering of the Parent Shares contemplated hereby.

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents.

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions.

“Parent” means Bellus Health Inc.

“Parent Shares” has the meaning ascribed thereto in Section 2.6.

“Person” means any individual, partnership, limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Body or other entity or organization.

“Phase 2 Topline Data” means a summary of demographic data, the data for the primary endpoint, the data for the secondary endpoints, and a summary of safety data, in each case which are based on the unblinded, locked database of Buyer’s RELIEF clinical trial entitled “A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Study of BLU-5937 in Subjects with Unexplained or Refractory Chronic Cough” (NCT identifier NCT03979638).

“Product” means any preparation containing, alone or in combination, an entity (a) that is claimed or disclosed in the Assigned Patent Rights or that embodies the Assigned Know-How, (b) of which the research, development, manufacture or commercialization and/or other use of which is claimed or disclosed in the Assigned Patent Rights, or (c) that is developed, manufactured or commercialized using Assigned Patent Rights or Assigned Know-How. For clarity, Product shall include, without limitation, prodrugs, analogs, salts, free acids, free bases, clathrates, solvates, hydrates, hemihydrates, anhydrides, esters, chelates, conformers, congeners, crystal forms, crystal habits, polymorphs, amorphous solids, homologs, isomers, stereoisomers, enantiomers, racemates, isotopic or radiolabeled equivalents, metabolites and/or conjugates of any of the above. For clarity, an “entity” shall include any compound or pharmaceutical preparations containing at least one active ingredient.

“Prospectus Receipt” means the receipt issued by the Autorité des marchés financiers for the Canadian Final Prospectus and any amendment thereof, as the case may be.

“Québec Securities Laws” means the Securities Act (Québec) together with the rules and regulations thereunder and all regulations, orders, published policy statements and notices of the Qualifying Authorities and the national and multilateral instruments of the Canadian Securities Administrators that are applicable in the Qualifying Jurisdictions.

“QST” means the Québec sales tax payable under the QSTA.

“QSTA” means the Act Respecting the Québec Sales Tax (Québec), as amended from time to time.

“Qualifying Authorities” means the securities regulatory authorities in each of the Qualifying Jurisdictions.

“Qualifying Jurisdictions” means each of the provinces of Canada.

“Registered Encumbrances” means the Encumbrances granted by the Seller to Investissement Québec and Caisse D’Economie Solidaire Desjardins on the Assets;

“Registration Statement” means the Parent’s registration statement on Form F-10 (File No. 333-235637) that was declared effective by the staff at the SEC on January 21, 2020, covering the registration of the Shelf Securities under the Securities Act.

“Registration Statement Amendment” means any amendment, including post-effective amendment, to the Registration Statement.

“Rules and Regulations” means the rules and regulations under the Securities Act.

“SEC” means the Securities and Exchange Commission of the United States.

“Securities Act” means the United States Securities Act of 1933, as amended.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, which can be accessed at www.sedar.com.

“Seller” means Neomed Institute.

“Seller Information” has the meaning ascribed thereto in Subsection 2.8(c).

“Seller Shares” has the meaning ascribed thereto in Section 2.6.

“Shelf Securities” means an aggregate of up to US$250,000,000 in common shares of the Parent.

“Supplementary Material” means any amendment to the Canadian Final Prospectus or the U.S. Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Parent under Applicable Securities Laws prior to the expiry of the period of distribution of the Parent Shares, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus or the U.S. Final Prospectus.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Taxes.

“Taxes” means any federal, provincial, territorial, state or local income, goods and services, harmonized sales, value added, corporation, land transfer, licence, payroll, excise, sales, use, capital, withholding or other tax, levy, duty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest and penalty or other addition to or on any of the foregoing, whether disputed or not, imposed by a Governmental Body, and for greater certainty includes Canada Pension Plan, Québec Pension Plan and employment insurance premiums.

“Transfer Taxes” has the meaning ascribed thereto in Section 2.12.

“TSX” means the Toronto Stock Exchange.

“U.S. Base Prospectus” means the prospectus of the Parent, including the documents incorporated by reference therein, in the form in which it appeared in the Registration Statement at the time it became effective (being the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations).

“U.S. Final Prospectus” means, collectively, the U.S. Base Prospectus and the U.S. Final Prospectus Supplement.

“U.S. Final Prospectus Supplement” means the final prospectus supplement to the U.S. Base Prospectus, being the Canadian Final Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, including all documents incorporated by reference therein.

“U.S. Offering Documents” means the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus and any Supplementary Material.

“U.S. Securities Laws” means the United States federal and state securities laws and includes the Securities Act.

1.2	Extended Meanings

Grammatical variations of any terms defined herein have similar meanings to such defined terms; words importing number include the singular and the plural; words importing gender include the feminine, neuter and masculine genders; and “including” means “including without limitation”.

1.3	Captions and Headings

The captions and headings contained herein are for the convenience of the Parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the Parties.

1.4	Exhibits

The following schedules and exhibits are attached to and form part of this Agreement:

Schedule I	–	Canadian Counsel Opinion
Schedule II	–	U.S. Counsel Opinion
Exhibit “A-1”	–	NEOMED Owned Patent Applications
Exhibit “A-2”	–	Buyer Co-Owned Patent Applications
Exhibit “B”	–	Buyer Patent Rights
Exhibit “C”	–	Form of AstraZeneca Acknowledgement
Exhibit “D”	–	Form of Bill of Sale
Exhibit “E”	–	Form of Patent Assignment

Article 2
SALE AND DELIVERY OF THE ASSETS

2.1	Transfer of the Assets; Acknowledgement

Subject to and upon the terms and conditions of this Agreement, the Seller hereby agrees to sell, transfer, convey, assign and deliver to the Buyer, at the Closing Time on the Closing Date, and the Buyer hereby agrees to purchase from the Seller, the Assets, free and clear of all Encumbrances of any kind. Seller hereby acknowledges and agrees that, pursuant to the terms of the Development and License Agreement, the Buyer Improvements are, and shall continue to be, the sole property of the Buyer.

2.2	Confirmatory Assignment of Assigned Patent Rights

Subject to and upon the terms and conditions of this Agreement, at the Closing Time on the Closing Date:

(a)	the Seller hereby agrees to sell, assign, and transfer to the Buyer the full and exclusive right, title and interest for all countries, including all rights of priority and rights to sue for past infringement, in the Assigned Patent Rights, and in and to all Letters Patents of all countries which may or shall be granted on the Assigned Patent Rights, including any divisional, continuation, continuation-in-part, reexamination, reissue or other applications or patents based in whole or in part thereon;

(b)	to the extent that the Seller has any ownership interest in the Buyer Patent Rights, by operation of law or otherwise, the Seller hereby agrees to assign and transfer to the Buyer, for no additional consideration, the full and exclusive right, title and interest for all countries, including all rights of priority and rights to sue for past infringement, in such Buyer Patent Rights, and in and to all Letters Patents of all countries which may or shall be granted on such Buyer Patent Rights, including any divisional, continuation, continuation-in-part, reexamination, reissue or other applications or patents based in whole or in part thereon; and

(c)	the Seller hereby agrees to authorize and request the Commissioner of Patents and Trademarks of the United States to issue such Letters Patent to the Buyer, its successors and assigns, for their sole use and benefit, and further authorizes and requests officials of patent offices in countries other than the United States to issue such patents, as shall be granted upon said Assigned Patent Rights, including any divisional, continuation, continuation-in-part, reexamination, reissue or other applications or patents based in whole or in part thereon, to the Buyer, its successors and assigns, to the full end of the term for all said patents that may be granted, as fully and entirely as the same would have been held by the Seller had the assignment and sale contemplated under this Agreement not been made.

2.3	Further Assurances

Subject to and upon the terms and conditions of this Agreement, at any time and from time to time after the Closing Date, at the Buyer’s request and without further consideration, the Seller shall promptly execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation as the Buyer may reasonably request to more effectively transfer, convey and assign to the Buyer, and to confirm the Buyer’s title to, all of the Assets, and to put the Buyer in actual possession and operating control thereof.

2.4	Securities Commission/Stock Exchange Filings

If required by Applicable Securities Laws or stock exchange rules, the Seller will execute, deliver, file and otherwise assist the Buyer in filing, such reports, undertakings and other documents that are reasonably necessary with respect to the issue of the Parent Shares.

2.5	Covenant Not to Take Action Adverse to Assigned Patent Rights

Subject to and upon the terms and conditions of this Agreement, the Seller hereby covenants and agrees that neither it nor any of its Affiliates shall institute or participate in, or assist any third party to institute or participate in, formal proceedings against, or otherwise take any action adverse to, the Assigned Patent Rights or the Buyer Patent Rights, including without limitation through any interference or similar proceeding, or in connection with any challenge to the ownership, validity or enforceability of the Assigned Patent Rights or the Buyer Patent Rights. Notwithstanding the above, and for greater certainty, nothing in this Agreement shall in any way prevent or restrict Seller or its Affiliates from defending themselves against any claim of patent infringement brought by Buyer or any other person in respect of the Buyer Patents Rights or the Assigned Patent Rights.

2.6	Purchase Price

The purchase price for the Assets is $Cdn55,999,800, which shall be satisfied on the Closing Date by the issuance by the Parent of 4,770,000 common shares of the Parent, at the direction of the Buyer, to the Seller on the Closing Date (the “Parent Shares”). As consideration for such issuance by the Parent of the Parent Shares to the Seller, the Buyer shall issue shares of equal value to the Parent immediately before the issuance of the Parent Shares. Subject to AstraZeneca AB executing and delivering the acknowledgment set forth on Exhibit “C” (the “AZ Acknowledgment”) on the date hereof , the Parent Shares shall be issued as to 80% to the Seller (the “Seller Shares”), and as contemplated in Section 5.4 of the AZ Asset Transfer Agreement, as to 20% to AstraZeneca AB (the “AstraZeneca Shares”). The Buyer hereby agrees that the Seller may transfer or sell, directly or indirectly, (i) up to 10% of the original number of Seller Shares on or after the Closing Date, (ii) up to an additional 20% of the original number of Seller Shares on or after the date that is 30 days following the Closing Date, (iii) up to an additional 20% of the original number of Seller Shares on or after the date that is 60 days following the Closing Date, (iv) the remaining number of Seller Shares on the earlier of (1) August 15, 2020, and (2) the date of the announcement of the Phase 2 Topline Data (the “Lock-Up Period”), and (v) such greater number of Seller Shares than provided in the foregoing clauses (i), (ii), (iii) and (iv) as may first be agreed to in writing by the Parent on a case-by-case basis at the request of the Seller. AstraZeneca AB will be subject to similar resale restrictions during the Lock-Up Period on the AstraZeneca Shares as more particularly described in the AZ Acknowledgment.

2.7	Termination of Development and License Agreement

Subject to and upon the terms and conditions of this Agreement, and effective at the Closing Time on the Closing Date, the Buyer and the Seller hereby terminate the Development and License Agreement, including without limitation, the governance, diligence and economic provisions thereof. Neither the effects of termination set forth in Section 11.6 of the Development and License Agreement nor the survival provisions set forth in Section 11.8 of the Development and License Agreement shall apply to such termination. Notwithstanding the foregoing, Section 8.3.2 of the Development and License Agreement shall survive such termination for two (2) years following the Agreement Date.

2.8	Parent Shares

(a)	The Parent Shares shall be issued pursuant to the Registration Statement, U.S. Final Prospectus and Canadian Final Prospectus. In connection therewith, Parent shall prepare the Canadian Final Prospectus Supplement in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus Supplement, consisting of the Canadian Final Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, and will file (i) the Canadian Final Prospectus with the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as reasonably practicable and in any event no later than March 25, 2020, and (ii) the U.S. Final Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 as soon as possible and in any event not later than the SEC’s close of business on the business day in the United States following the filing of the Canadian Final Prospectus with the Qualifying Authorities.

(b)	Additionally, the Parent will notify the Seller promptly, and confirm the notice as applicable, (1) when the Canadian Final Prospectus shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the U.S. Final Prospectus shall have been filed with the SEC pursuant to General Instruction II.L of Form F-10, (3) prior to the Closing Date, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus or any document incorporated by reference therein or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the Closing Date, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Qualifying Authorities, or of the filing with, or mailing or the delivery to, the SEC of any Registration Statement Amendment or supplement to the U.S. Base Prospectus.

(c)	The Parent shall provide to the Seller for review the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement, and will give reasonable consideration to any comments thereon made by the Seller. The Parent further agrees that all information relating solely to the Seller in the foregoing (the “Seller Information”) must be in a form and content satisfactory to the Seller, acting reasonably.

(d)	The Parent will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Parent will qualify the Parent Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the distribution of the Parent Shares to the Seller.

(e)	If prior to the Closing Date there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment, U.S. Prospectus Amendment, or Registration Statement Amendment, the Parent shall make any such filing under Applicable Securities Laws as soon as reasonably possible; provided that the Parent shall not file any Supplementary Material or other document without first providing the Seller with a copy of such document and consulting with the Seller with respect to the form and content thereof.

2.9	Obligations Under the AZ Asset Transfer Agreement

As between the Buyer and the Seller, the Seller shall be solely responsible for all obligations under the AZ Asset Transfer Agreement and acknowledges and agrees that the Buyer shall have no obligation whatsoever to AstraZeneca AB or otherwise under the AZ Asset Transfer Agreement. For the avoidance of doubt, (a) as between the Buyer and the Seller, the Seller shall be solely responsible for all payment obligations of the Seller under the AZ Asset Transfer Agreement and all other obligations and liabilities that may arise under the AZ Asset Transfer Agreement, (b) the Buyer shall have no diligence or other obligations to AstraZeneca AB with respect to the Assets and (c) the Buyer shall, from and after the Closing Date, have the unfettered right to license, assign or otherwise divest or dispose of the Assets in its absolute discretion. Prior to the Agreement Date, the Seller shall have obtained the AZ Acknowledgment.

2.10	Complete Transfer

The Seller expressly agrees that the sale of the Assets under this Agreement shall constitute a complete and irrevocable transfer of all of its rights, title and interest with respect to the Assets and that the Seller reserves no rights to develop, exploit, Encumber, market or otherwise transfer the Assets.

2.11	No Assumption of Liabilities

Without limiting Section 2.9 above, this Agreement does not transfer, the Buyer does not assume and the Buyer expressly disclaims any and all liabilities, costs, debts, claims and obligations of the Seller relating to the Assets or otherwise.

2.12	Transfer Taxes

(a)	All payments made to the Seller under this Agreement in Parent Shares are exclusive of, and the Buyer shall pay, any sales, use, rental, customs, value added, consumption, GST, QST or other like taxes, levies, fees or charges (collectively “Transfer Taxes”), that may be levied or assessed in any jurisdiction resulting from or arising under this Agreement, and Seller shall, at the time of payment, collect and remit such Transfer Taxes as required under applicable law.

(b)	The Seller shall invoice the Buyer for the purchase price plus, where applicable, GST and QST, providing sufficient supporting documentation, in compliance, inter alia, with Subsection 169(4) of the ETA and the Input Tax Credit Information (GST/HST) Regulations, as well as Section 201 of the QSTA and Sections 201R1 to 201R5 of the Regulation respecting the Québec sales tax, to enable the Buyer to claim input tax credits and input tax refunds for such Taxes.

Article 3
REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1	Seller’s Representations

The Seller hereby represents, warrants and covenants to and in favour of the Buyer that as of the Agreement Date:

(a)	Organization. The Seller is a not-for-profit corporation existing under the laws of Canada and has all requisite power and authority to own its properties, to carry on its activities in furtherance of its purposes, to execute and deliver this Agreement, and to consummate the transactions contemplated hereby.

(b)	Authorization. The execution and delivery of this Agreement by the Seller, and the consummation by the Seller of all transactions contemplated hereby, have been duly authorized by all requisite corporate action. This Agreement constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms. The execution, delivery and performance by the Seller of this Agreement, and the consummation by the Seller of the transactions contemplated hereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Seller; (b) violate the provisions of the articles or by-laws of the Seller; (c) violate any judgment, decree, order or award of any Governmental Body applicable to the Seller; or (d) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any Encumbrance upon the Assets pursuant to any indenture, mortgage, deed of trust or other instrument or agreement to which the Seller or any of its Affiliates is a party or by which the Seller or any of its or its Affiliates’ is bound.

(c)	Ownership of the Assets. The Seller is the true and lawful owner of the Assets. Between the effective date of the Development and License Agreement and the Agreement Date, and except as provided under the Development and License Agreement, Seller has not granted to any third party any rights in or to (i) the Assigned Patent Rights, (ii) any Know-How, or interests therein, owned or controlled by Seller or any of its Affiliates that is necessary for the development, manufacture or commercialization of any Product or of the Buyer Improvements, including the Assigned Data, the Assigned Know-How, and any Know-How that is related to the Assigned Patent Rights or to the Buyer Improvements, or (iii) any Product, except for the Registered Encumbrances. The delivery to the Buyer of the instruments of transfer of ownership contemplated by this Agreement will vest good and marketable title to the Assets in the Buyer, free and clear of all Encumbrances, following the release of the Registered Encumbrances.

(d)	Compliance with the Development and License Agreement. The Seller is in material compliance with the terms and conditions of the Development and License Agreement.

(e)	No Litigation. To the best of Seller’s knowledge, no action, suit, proceeding or investigation is pending or threatened (a) which would reasonably be likely to have a material adverse effect on the Assets, (b) which challenges the ownership or use, in any respect, of the Assets, or (c) which challenges the rights of the Seller under or the validity of any of the Assigned Patent Rights, and to the best of the Seller’s knowledge there are no facts which would form a reasonable basis for any such action, suit, proceeding or investigation. The Assets have not been adjudged by a court of competent jurisdiction in any proceeding involving the Seller to be invalid or unenforceable, in whole or in part, and to the best of the Seller’s knowledge, the Seller is unaware of any facts which would form a reasonable basis for any such adjudication.

(f)	Residence. The Seller is not a non-resident of Canada for the purposes of the Tax Act.

(g)	Tax Registrations. The Seller is registered for purposes of Part IX of the ETA and the QSTA and has been assigned GST number 83425 4088 RT0001 and QST number 1219464521 TQ0001.

(h)	Taxes.

(i)	The Seller has duly filed on a timely basis with each relevant Governmental Body all Tax Returns required to be filed by it and has paid or remitted (in the case of GST or other sales Taxes) all Taxes which are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it.

(ii)	The Seller has made adequate provision for Taxes payable for the current period and any previous period for which Tax Returns are not yet required to be filed.

(iii)	There are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Seller, threatened against the Seller in respect of Taxes, governmental charges or assessments, nor are any material matters under discussion with any Governmental Body relating to Taxes, governmental charges or assessments asserted by any such Governmental Body.

(iv)	There are no Encumbrances for Taxes on any property of the Seller.

(i)	Parent Shares. As at the Closing Time on the Closing Date, the Seller will own no common shares of the Parent other than the Seller Shares.

3.2	Buyer’s Representations

The Buyer hereby represents and warrants to and in favour of the Seller that as of the Agreement Date:

(a)	Organization. The Buyer is a corporation existing under the laws of Canada and has all requisite power and authority to own its properties, to carry on its business as now being conducted, to execute and deliver this Agreement, and to consummate the transactions contemplated hereby.

(b)	Authorization. The execution and delivery of this Agreement by the Buyer, and the consummation by the Buyer of all transactions contemplated hereby, have been duly authorized by all requisite corporate action. This Agreement constitutes a valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms. The execution, delivery and performance by the Buyer of this Agreement, and the consummation by the Buyer of the transactions contemplated hereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Buyer; (b) violate the provisions of the articles or by-laws of the Buyer; (c) violate any judgment, decree, order or award of any Governmental Body applicable to the Buyer or the Parent; or (d) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or Encumbrance upon the properties or assets of the Buyer pursuant to, any indenture, mortgage, deed of trust or other instrument or agreement to which the Buyer is a party or by which the Buyer or any of its properties is or may be bound.

(c)	Assets. As the licensee of the Assets under the Development and License Agreement, the Buyer is familiar with the Assets and has conducted such due diligence on the Assets as the Buyer has determined to be necessary to consummate the transactions contemplated under this Agreement.

(d)	Sales Tax Registration. The Buyer is registered for purposes of Part IX of the ETA and the QSTA and has been assigned GST number 723341723 RT0001 and QST number 1224610528 TQ0001.

3.3	Parent’s Representations

The Parent hereby represents, warrants and covenants to and in favour of the Seller that as of the Agreement Date:

(a)	Organization. The Parent is a corporation existing under the laws of Canada and has all requisite power and authority to issue shares, to execute and deliver this Agreement, and to consummate the transactions contemplated hereby.

(b)	Authorization. The execution and delivery of this Agreement by the Parent, and the consummation by the Parent of all transactions contemplated hereby, have been duly authorized by all requisite corporate action. This Agreement constitutes a valid and legally binding obligation of the Parent, enforceable against the Parent in accordance with its terms. The execution, delivery and performance by the Parent of this Agreement, and the consummation by the Parent of the transactions contemplated hereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Parent; (b) violate the provisions of the articles or by-laws of the Parent; or (c) violate any judgment, decree, order or award of any Governmental Body applicable to the Parent or the Buyer.

(c)	Canadian Final Prospectus, U.S. Final Prospectus and Registration Statement. As of the Agreement Date, the respective issue dates of the Canadian Base Prospectus, the Canadian Final Prospectus Supplement, the U.S. Base Prospectus, the U.S. Final Prospectus Supplement, the effective date of the Registration Statement and the Closing Date:

(i)	all information and statements contained in the Canadian Base Prospectus and the U.S. Base Prospectus, including all documents incorporated by reference therein but excluding the Seller Information (as to which the Parent makes no representation, warranty or covenant), as of their respective filing dates, and all information and statements contained in the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement (and any further amendments or supplements to the Canadian Base Prospectus and the U.S. Base Prospectus), including all documents incorporated by reference therein but excluding the Seller Information (as to which the Parent makes no representation, warranty or covenant), as of their respective filing dates and as of the Closing Date, comply with the Applicable Securities Laws and will be true and correct in all material respects and contained, or will contain no misrepresentation and constituted, or will constitute, full, true and plain disclosure of all material facts relating to the Parent and its Affiliates, and the Parent Shares;

(ii)	no material fact or information has been or will be omitted from such disclosure that was or is required to be stated in such disclosure or was or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were or will be made;

(iii)	except as set forth in the Canadian Base Prospectus and the U.S. Base Prospectus or as will be set forth or contemplated in the Canadian Final Prospectus Supplement or the U.S. Final Prospectus Supplement, there has been no material change with respect to the Parent or its business since the end of the period covered by the financial statements of the Parent included or incorporated by reference in the Canadian Base Prospectus and the U.S. Base Prospectus;

(iv)	all contracts and agreements material to the Parent other than those entered into in the ordinary course of its business as presently conducted have been disclosed in the Final Prospectuses and the Parent has not approved or entered into any binding agreement in respect of, and has no knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Parent, whether by asset sale, transfer of shares or otherwise, except as disclosed in the Final Prospectuses;

(v)	the Final Prospectuses (excluding the Seller Information (as to which the Parent makes no representation, warranty or covenant)) comply, or will comply, in all material respects with the requirements of the Applicable Securities Laws;

(vi)	the Registration Statement complies as to form in all material respects with the applicable requirements of Form F-10, the Securities Act and the Rules and Regulations; and

(vii)	the statistical and market-related data included in the Canadian Base Prospectus were based on or derived from sources that are believed by the Parent to be reliable in all material respects.

(d)	Compliance with Applicable Securities Laws. The Parent is a reporting issuer (or the equivalent thereof) not in default under the Applicable Securities Laws in each provinces of Canada and is in compliance with its timely and continuous disclosure obligations under such Applicable Securities Laws and, without limiting the generality of the foregoing, no material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Parent has occurred and no material fact relating to the Parent has arisen or been discovered that has not been publicly disclosed. The common shares of Parent are registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Parent is in compliance with all applicable requirements of the Exchange Act and the applicable rules adopted by the SEC thereunder. Since September 3, 2019, the Parent has filed or furnished all documents and information required to be filed or furnished by it under the Exchange Act, and at the time of filing or furnishing, all such documents and information complied with the requirements of the Exchange Act.

(e)	Share Capital. The authorized capital of the Parent consists of an unlimited number of common shares, of which 55,378,660 common shares are validly issued as of the Agreement Date, and an unlimited number of preferred shares, none of which are issued as of the Agreement Date.

(f)	Parent Shares. The Parent Shares to be issued on the Closing Date will be duly and validly created, issued, sold and delivered and will be issued as fully paid and non-assessable.

(g)	Listing. The outstanding common shares of the Parent are listed and posted for trading on the TSX and on the Nasdaq, the TSX has conditionally approved the listing of the Parent Shares to be issued pursuant to this Agreement, and the Nasdaq has completed its review of the Parent’s application to list the Parent Shares to be issued pursuant to this Agreement on the Closing Date.

(h)	Consents, Approvals and Authorizations. All consents, approvals, permits, authorization or filings as may be required under Applicable Securities Laws and rules of the TSX and of the Nasdaq necessary for the performance by the Parent of its obligations under this Agreement will have been obtained other than post-closing filings required under Applicable Securities Laws or customarily required by the TSX or the Nasdaq.

(i)	No Restrictions. No securities commission, stock exchange or other regulatory authority has issued any order preventing or suspending the use of the Canadian Base Prospectus, the Registration Statement or the U.S. Base Prospectus or trading in any of the securities of the Parent and no proceedings for this purpose has been instituted, or is, to the Parent’s knowledge, pending, contemplated or threatened.

(j)	Litigation. There are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Parent’s knowledge, pending, threatened against or affecting the Parent or any of its subsidiaries, or to the Parent’s knowledge, its directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever.

(k)	Eligibility for Qualification. The Parent is eligible to qualify the distribution of the Parent Shares using the shelf prospectus procedures set out in National Instrument 44-102 – Shelf Distributions. The Parent is eligible to file the Canadian Final Prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Parent Shares that will not have been filed as required. The Parent meets the eligibility requirements for use of Form F-10; the Registration Statement is, and on the date of issuance of the Parent Shares pursuant to this Agreement on the Closing Date will be, effective under the Securities Act; no stop order with respect to the Registration Statement has been, and as of the date of issuance of the Parent Shares no such stop order shall have been, issued by the SEC and remain in force; and on the date of and upon filing of the U.S. Final Prospectus there will be no documents required to be filed under the Securities Act, the Exchange Act, and the rules and regulations thereunder in connection with the offer and sale of the Parent Shares by the Parent to the Seller that will not have been filed as required.

(l)	Sales Tax Registration. The Parent is registered for purposes of Part IX of the ETA and the QSTA and has been assigned GST number 815736087 RT0001 and QST number 1219032061 TQ0001.

3.4	Survival

The representations and warranties of the Parties in this Agreement will survive for a period of two (2) years from the Closing Date.

3.5	Parent’s Covenants

The Parent covenants and agrees with the Seller that:

(a)	the Parent will advise the Seller, promptly after receiving notice thereof, of the time when each Offering Document has been filed (to the extent that such Offering Document has not been filed prior to the Agreement Date), and will provide evidence satisfactory to the Seller of each such filing and a copy of each such Prospectus Receipt;

(b)	between the date hereof and the Closing Date, the Parent will advise the Seller, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Qualifying Authorities or the SEC of any order suspending or preventing the use of any of the Offering Documents, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Parent, the threatening of any such order;

(ii)	the issuance by any Qualifying Authorities, the SEC, the TSX or the Nasdaq of any order having the effect of ceasing or suspending the distribution of the common shares of the Parent or the trading in any securities of the Parent, or of the institution or, to the knowledge of the Parent, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any of the Qualifying Authorities or the SEC for amending or supplementing any of the Offering Documents or for additional information;

and the Parent will use its reasonable best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Parent will use its reasonable best efforts to obtain the conditional listing of the Parent Shares on the TSX by the Closing Time, subject only to the official notice of issuance, and the Parent will use its reasonable best efforts to have the Parent Shares listed and admitted and authorized for trading on Nasdaq by the Closing Time;

(d)	as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), the Parent will make generally available to its security holders and to the Seller an earnings statement or statements of the Parent and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act; and

(e)	Prior to the completion of the distribution of the Parent Shares, the Parent will file all documents required to be filed with or furnished to the Qualifying Authorities and the SEC pursuant to Applicable Securities Laws.

Article 4
Closing

(a)	The closing of the purchase and sale of the Assets under this Agreement shall be completed as soon as reasonably practicable and in any event no later than 12:00 p.m. (EST) on the second Business Day following the filing of the Canadian Final Prospectus Supplement (or any amendment thereto), or such other time and/or date as may be agreed upon in writing by the Parent and the Seller (respectively, the “Closing Time” and the “Closing Date”), by remote exchange of the deliverables contemplated in this Agreement and in any closing agenda agreed to by the Parties. Closing deliverables (that do not involve the payment of funds) will be exchanged by email between legal counsel for the Parties, or the delivery of originals of any documents if reasonably requested in advance by a Party. Closing deliverables that involve the payment of funds will be paid by way of wire transfer to the intended recipient or the intended recipient’s legal counsel, as may be agreed to by the Parties.

(b)	Each closing deliverable to be signed may be signed in counterparts, each of which will be deemed an original. A signature page to a closing deliverable that contains a copy of a Party’s signature and which is provided by that Party or its counsel with the apparent intention (as reasonably evidenced by the actions of that Party or its counsel) that it constitute such Party’s execution and delivery of the closing deliverable, including those sent by email in pdf format or by other electronic transmission, or signed using any electronic signature complying with applicable law (e.g. www.docusign.com), will have the same effect as if such Party had signed and delivered an original of the closing deliverable.

(c)	Minor variations in the form of the signature page, including footers from earlier versions of the closing deliverable will be disregarded in determining the Party’s intent or the effectiveness of such signature, provided the signature page does not contain any substantive language beyond the respective signature blocks for the signing Parties.

(d)	The obligations of the Buyer and of the Parent under this Agreement are subject to the accuracy of the representations and warranties of the Seller contained in this Agreement both as of the date of this Agreement and the Closing Time, the performance by the Seller of its obligations under this Agreement and receipt by the Buyer and the Parent, at the Closing Time of:

(i)	a certificate, dated the Closing Date and signed on behalf of the Seller, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Seller, or such other officers of the Seller as may be reasonably acceptable to the Seller, certifying that: (1) the Seller has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Seller at or prior to the Closing Time, as applicable; and (2) all the representations and warranties of the Seller contained herein are true and correct as of the Closing Date, as applicable with the same force and effect as if made at and as of the Closing Time, as applicable, after giving effect to the transactions contemplated hereby.

(e)	The obligations of the Seller under this Agreement are subject to the accuracy of the representations and warranties of the Parent contained in this Agreement both as of the date of this Agreement and the Closing Time, the performance by the Parent of its obligations under this Agreement and receipt by the Seller, at the Closing Time of:

(i)	a favourable legal opinion, dated the Closing Date from Davies Ward Phillips & Vineberg LLP, the Parent’s Canadian counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Seller’s counsel as to matters governed by the laws of jurisdictions in Canada), addressed to the Seller, such matters to be as set out in the attached Schedule I, subject to customary limitations, assumptions and qualifications;

(ii)	a favourable legal opinion, dated the Closing Date, from Troutman Sanders LLP, the Parent’s U.S. securities counsel, addressed to the Seller, such matters to be as set out in the attached Schedule II, subject to customary limitations, assumptions and qualifications;

(iii)	certificates or evidence of registration representing the Parent Shares in the name of CDS & Co and Morgan Stanley Smith Barney, as directed by the Seller;

(iv)	evidence satisfactory to the Seller that the Parent Shares shall have been (A) listed and admitted and authorized for trading on the Nasdaq, and (B) conditionally approved for listing on the TSX, subject only to the official notice of issuance;

(v)	a certificate, dated the Closing Date and signed on behalf of the Parent, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Parent, or such other officers of the Parent as may be reasonably acceptable to the Parent, certifying that: (1) the Parent has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Parent at or prior to the Closing Time, as applicable; (2) all the representations and warranties of the Parent contained herein are true and correct as of the Closing Date, as applicable with the same force and effect as if made at and as of the Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (3) there has been no material change relating to the Parent and its subsidiaries, on a consolidated basis, since the Agreement Date which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (4) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending the use of the Registration Statement, U.S. Final Prospectus or Canadian Final Prospectus has been issued and no proceedings for either such purpose are pending or are contemplated or threatened.

(vi)	at the Closing Time, certificates dated the Closing Date, signed on behalf of the Parent, but without personal liability, by the Chief Executive Officer of the Parent or another officer acceptable to the Seller, acting reasonably, in form and content satisfactory to the Seller, acting reasonably, with respect to the constating documents of the Parent; the resolutions of the directors of the Parent relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Parent Shares, the authorization of this Agreement, the listing of the Parent Shares on the TSX and the Nasdaq, the transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Parent; and

(vii)	at the Closing Time a certificate of status (or equivalent) for the Parent dated within one Business Day (or such earlier or later date as the Seller may accept) of the Closing Date.

(f)	The obligations of the Seller under this Agreement are also subject to the Parent Shares being issued pursuant to the Registration Statement and Canadian Final Prospectus.

(g)	At the Closing Time, the Seller shall execute a bill of sale in substantially the form attached hereto as Exhibit “D”, one or more patent assignments in substantially the form attached hereto as Exhibit “E”, deliver a conditional release from each of the creditors benefiting from Registered Encumbrances and undertaking to reduce or cancel such Registered Encumbrances (in form and substance satisfactory to Buyer and Parent) and execute such other instruments of conveyance as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Assets. The obligations of the Buyer under this Agreement are subject to the Seller’s compliance with the foregoing.

Article 5
TERMINATION

In the event that:

(a)	the closing has not occurred on or before March 31, 2020 as a result of the failure of a Party to comply with its obligations under this Agreement, or by reason of the representations and warranties of a Party not being true and correct at the Closing Time on the Closing Date, then the non-defaulting Party may terminate this Agreement upon written notice to the defaulting Party or Parties; or

(b)	the Parent is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Parent in this Agreement is or becomes false, then the Seller shall be entitled to terminate its obligations under this Agreement by written notice to that effect to the Parent at or prior to the Closing Time, provided that the termination of this Agreement shall not affect the Development and License Agreement;

and in each case, without limiting any rights or remedies available to the terminating Party at law or in equity, and the defaulting Party or Parties shall remain fully liable in respect thereof. This provision shall survive the termination of this Agreement.

Article 6
CONFIDENTIALITY

From and after the Agreement Date, all information insofar as it may relate to the Assets, including the Assigned Know-How, which has not previously been disclosed to the public shall constitute confidential and proprietary information of the Buyer. The Seller agrees not to disclose, and to prohibit its Affiliates from disclosing, any such information to any third party; provided that the obligations set forth in this Article 6 shall not apply to any information that (a) is or becomes, without fault of the Seller, part of the public domain; or (b) is received by the Seller from a third party with the legal right to disclose such information and without further restrictions on the disclosure by the Seller; or (c) is derived by the Seller from any of the information described in the foregoing clauses (a) and (b). Neither Party shall disclose, (and shall prohibit their Affiliates from disclosing) the terms of this Agreement to any third party, except (i) as required under applicable laws or regulations or pursuant to judicial order or legal process, including without limitation as required under rules or regulations promulgated by any applicable securities regulatory body or any stock exchange or Nasdaq or (ii) to third party advisors, consultants, contractors, lenders and potential lenders, acquirors and potential acquirors, investors and potential investors, and other third parties (including, without limitation, AstraZeneca AB) having a reasonable need to know the terms of this Agreement in connection with the disclosing Party’s business dealings; provided that, in the case of disclosures pursuant to either of the foregoing clauses (i) and (ii), the disclosing Party shall use reasonable efforts to minimize its disclosures to those reasonably necessary and, where practicable, shall make such disclosures under obligations of confidentiality that are binding on the receiving Party. The Seller acknowledges that the Parent is a “reporting issuer” under Applicable Securities Laws and that this Agreement will be filed on SEDAR (in a format mutually agreed upon by the Parties, acting reasonably) and disclosure of the transactions contemplated hereunder will be made by the Parent in prospectuses, circulars, annual information forms, material change reports and other continuous disclosure documents.

Article 7
INDEMNifiCATION

7.1	Seller’s Indemnity

The Seller shall indemnify and save the Buyer and its Affiliates harmless from and against any and all Losses suffered or incurred by the Buyer or its Affiliates as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by the Seller of, or any inaccuracy of, any representation or warranty of the Seller contained in this Agreement or in any agreement, certificate, exhibit or other document delivered pursuant hereto;

(b)	any breach or non-performance by the Seller of any covenant to be performed by it which is contained in this Agreement or in any agreement, certificate, exhibit or other document delivered pursuant hereto;

(c)	any Taxes of the Seller;

(d)	any debts, claims, liabilities, or obligations of the Seller not expressly assumed by Buyer pursuant to this Agreement, including any of the foregoing arising from the AZ Asset Transfer Agreement; and

(e)	any fraud or intentional misrepresentation by the Seller.

7.2	Buyer’s Indemnity

The Buyer shall indemnify and save the Seller and its Affiliates harmless from and against any and all Losses suffered or incurred by the Seller or its Affiliates as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by the Buyer of, or any inaccuracy of, any representation or warranty of the Buyer contained in this Agreement or in any agreement, certificate, exhibit or other document delivered pursuant hereto;

(b)	any breach or non-performance by the Buyer of any covenant to be performed by it which is contained in this Agreement or in any agreement, certificate, exhibit or other document delivered pursuant hereto;

(c)	any debts, claims, liabilities, or obligations of the Seller expressly assumed by Buyer pursuant to this Agreement;

(d)	any third party claims, suits, actions, demands or judgments suffered or incurred by the Seller or its Affiliates including, without limitation, those for personal injury and product liability matters, to the extent arising from and after the after the Closing Date in connection with any Products, and whether caused by the Buyer, its Affiliates, their respective licensees or any other third party; and

(e)	any fraud or intentional misrepresentation by the Buyer.

7.3	Parent’s Indemnity

The Parent shall indemnify and save the Seller and its Affiliates harmless from and against any and all Losses suffered or incurred by the Seller or its Affiliates as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by the Parent of, or any inaccuracy of, any representation or warranty of the Parent contained in this Agreement or in any agreement, certificate, exhibit or other document delivered pursuant hereto;

(b)	any breach or non-performance by the Parent of any covenant to be performed by it which is contained in this Agreement or in any agreement, certificate, exhibit or other document delivered pursuant hereto;

(c)	any fraud or intentional misrepresentation by the Parent;

(d)	(1) any information or statement, contained in any Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (2) any untrue statement or alleged untrue statement of a material fact contained in an Offering Document, or (3) the omission or alleged omission to state in any Offering Document a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Parent will not be liable in any such case to the extent but only to the extent that any such Losses arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with Seller Information;

(e)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Parent’s securities or the distribution of the Parent Shares in any jurisdiction; and

(f)	the non-compliance or alleged non-compliance by the Parent with any of the Applicable Securities Laws relating to or connected with the distribution of the Parent Shares, including the Parent’s non-compliance with any statutory requirement to make any document available for inspection.

7.4	Notice of Claim

If a Party wishes to assert a Claim against the other Party pursuant to Section 7.1, 7.2 or 7.3, such Party shall deliver promptly to the other Party a written notice setting forth in reasonable particularity:

(a)	the factual basis for the Claim, and any provisions of this Agreement, or of any applicable laws, relied upon; and

(b)	the amount of the Claim or, if an amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim.

7.5	Defense of Third Party Actions

If a Party receives notice or otherwise obtains knowledge of the commencement or threat of any claim, demand, dispute, action, suit, examination, audit, proceeding, investigation, inquiry or other similar matter that may give rise to an indemnification claim (collectively, a “Claim”) against the other Party, then such Party shall promptly deliver to such other Party a written notice describing such Claim; provided, however, that the failure to so notify such other Party shall relieve such Party from liability under this Agreement with respect to such Claim only if, and only to the extent that, such failure to notify such other Party results in the forfeiture by such other Party of rights and defenses otherwise available to such other Party with respect to such Claim or the opportunity to defend or participate in the defense of said Claim. Such other Party shall have the right, upon written notice delivered to the notifying Party within twenty (20) days thereafter to assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the notifying Party and the payment of the fees and disbursements of such counsel. In the event, however, that such other Party declines or fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to the notifying Party, in either case within such twenty (20) day period, then the notifying Party may employ counsel, reasonably acceptable to such other Party, to represent or defend it in any such action or proceeding, and such other Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that such other Party shall not be required to pay the fees and disbursements of more than one counsel in any jurisdiction in any single action or proceeding. The indemnified Party may not settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is sought hereunder without the prior written consent of the indemnifying Party, which shall not be unreasonably withheld or delayed. The indemnifying Party shall not settle any claim or assertion in any manner that would impose any obligation on the indemnified Party (other than solely financial obligations against which indemnifying Party fully indemnifies the indemnified Party in accordance with this Section 6), unless the indemnified Party consents in writing to such settlement, which consent shall not be unreasonably withheld or delayed.

Article 8

GENERAL

8.1	Notices

Any notices or other communications required or permitted hereunder shall be in writing and shall be sufficiently given if delivered personally or sent by facsimile, e-mail (return receipt requested), internationally recognized overnight courier or registered or certified mail, postage prepaid, addressed as follows or to such other address of which the Parties may have given notice:

(a) To the Seller:	Neomed Institute 1 Place Ville-Marie, Suite 3000 Montréal, QC H3B 4N8 Attention: Gordon McCauley Email: [Redacted]
with a copy to:	Blake, Cassels and Graydon LLP 595 Burrard Street, Suite 2600 Vancouver, BC V7X 1L3 Attention: Joseph A. Garcia & Joan C. Chambers Email: [Redacted]
(b) To the Buyer:	Bellus Health Cough Inc. 275 Armand-Frappier Boulevard Laval, QC H7V 4A7 Attention: Mr. Roberto Bellini, President and CEO Email: [Redacted]
with a copy to:	Davies Ward Phillips & Vineberg LLP 1501 McGill College Avenue, 26th Floor Montréal, QC H3A 3N9 Attention: Sébastien Roy Email: [Redacted]
with a copy to:	WilmerHale LLP 60 State Street Boston, MA 02109 Attention: Steven D. Barrett Email: [Redacted]

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, (b) on the date the facsimile was successfully transmitted to the receiving Party, (c) on the day of e-mailing, provided that such day in either event is a Business Day and the communication is so e-mailed or sent before 4:30 p.m. on such day and, otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day, or (d) on the date the registered, certified or overnight mail was received by the receiving Party.

8.2	No Broker

There is no broker, finder or other party that is entitled to receive from the Buyer any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

8.3	Successors and Assigns

All of the covenants and agreements in this Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

8.4	Governing Law

This Agreement shall be construed and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Québec and the federal laws of Canada applicable therein.

8.5	Dispute Resolution

Any dispute, claim, controversy or disagreement directly or indirectly arising out of or relating to this Agreement or the subject matter of this Agreement (including, without limitation, any issue relating to the formation, existence, validity, enforceability, performance or interpretation of this Agreement or the respective rights and obligations of the Parties pursuant to this Agreement) (each, a “Dispute”) shall be resolved in accordance with the provisions of this Section 8.1. If a Party intends to initiate executive negotiation/mediation or arbitration as set forth in Subsections 8.5(a) and below to resolve a Dispute, that Party shall provide written notice to the other Party (a “Dispute Notice”) informing such other Party of such intention and the issues to be resolved. Nothing herein shall prohibit a Party from initiating arbitration if such Party would be substantially prejudiced by a failure to act during the time that efforts are being made to otherwise resolve the Dispute.

(a)	Dispute Resolutions by the Parties. The Parties shall make a good faith attempt to resolve any Dispute (other than a dispute subject to expert resolution pursuant to Subsection 8.5(b)) through negotiations held between a duly appointed senior representative of each Party. If the Parties are unable to resolve the Dispute within thirty (30) days after the Dispute Notice, the Parties shall give good faith consideration to the appointment of a mutually-acceptable mediator to assist in the executive negotiation, in which case fifty percent (50%) of the costs of mediation shall be borne by the Buyer and the remaining costs of mediation shall be borne by the Seller. Any settlement reached by mediation shall be resolved in a writing signed by the Parties and shall be binding on them.

(b)	Arbitration. If any Dispute has not been settled by executive negotiation/mediation within sixty (60) days from the Dispute Notice, then upon request of any Party, the Dispute shall be finally resolved by arbitration pursuant to the Code of Civil Procedure (Québec), CQLR, c. C-25.01 (the “CCP”) and more particularly Articles 620 et seq. thereof, unless otherwise specified in this Agreement.

(i)	The place of the arbitration shall be Montréal, Québec and the governing law of the arbitration will be the law applicable in the Province of Québec, including all federal and international laws applicable therein. The arbitration shall be conducted before a single arbitrator.

(ii)	The arbitration shall be commenced by serving a notice of arbitration on the opposing party, which shall contain a detailed description of the dispute, including the amount involved, the position of the Party requesting the arbitration, the remedy sought and the name of the arbitrator proposed by the Party commencing the arbitration.

(iii)	Within twenty (20) days after receipt of a notice of arbitration, the receiving party shall serve a notice on the other party containing a detailed response to the claim, the position of the receiving party, the remedy sought and its agreement to the proposed arbitrator or, in the event it does not agree, the name of another proposed arbitrator.

(iv)	Should the Parties fail to agree on the nomination of the arbitrator in accordance with the terms of this Agreement, the arbitrator shall be designated by the Superior Court of Québec further to a motion addressed to such Court at the request of one of the Parties (a “Motion”). The Parties agree that any Motion addressed to the Superior Court for the designation of the arbitrator shall be presented upon a minimum of five (5) days delay. The Parties agree that such a Motion is not an application originating a proceeding in accordance with Articles 141 et seq. of the CCP and that they will proceed with such Motion on the merits, on the day of its presentation without a case protocol or other proceeding required (unless otherwise expressly agreed in writing by the Parties).

(v)	The language of the arbitration and any written submissions to be submitted by counsel shall be in English, but neither party will be required to translate any document it wishes to present to the arbitrator if written in the French language.

(vi)	Save as required by law, each Party undertakes to keep confidential all information regarding the existence of the arbitration, all disclosures made during the arbitration, all materials or information created, used or produced for the purpose of the arbitration, as well as all awards and orders made by the arbitrators. This obligation of confidentiality extends to all materials or information created, used or produced during any proceedings related to the arbitration, including, without limitation, any proceedings before the Courts for injunctive relief, or proceedings to protect or pursue a legal right or enforce or challenge any award or order made during the arbitration.

(vii)	The Parties agree to use their reasonable commercial efforts to impose confidentiality on all witnesses, including any expert witnesses, who will participate in the arbitration. The Parties will not, however, be liable for any breach of confidentiality by any witness.

(viii)	The award of the arbitrator shall be final and binding with no right of appeal.

(ix)	Each Party will pay its own costs, including any solicitor-client, extra-judicial and expert costs. However, the arbitrator’s fees and any administrative fees related to arbitration, including without limitation, any fees for rental of the venue of the arbitration, translation or stenographer fees, will be paid together by the Parties, in equal proportion.

(x)	The award shall include interest from the date of any breach of the Agreement found by the arbitrator, as well as from the date of the award until paid in full, at (Cdn) prime rate.

(xi)	The Party prevailing in the arbitration may enforce the award by any means permitted by applicable law, including entering the award as a judgment of any court.

(xii)	To the extent that any matter relating to the conduct of the arbitration is not specified herein or by the CCP, such matter shall be determined by the arbitrator.

This Agreement shall remain in full force and effect during the term of a mediation or arbitration hereunder, except as otherwise agreed to by the Parties.

8.6	Expenses

Except as otherwise expressly provided herein, the Buyer and the Seller shall each pay their own expenses in connection with this Agreement and the transactions contemplated hereby.

8.7	Entire Agreement

This Agreement (and the Exhibits attached hereto) constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto between the Parties.

8.8	Severability

This Agreement should not be considered only as an indivisible whole. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby remains consistent with the original intent of the Parties as of the date of this Agreement.

8.9	Waiver

No waiver of any of the provisions of this Agreement shall be binding on a Party unless consented to in writing by that Party; no waiver shall constitute or shall be deemed to constitute a waiver of any other provision (whether or not similar); nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided.

8.10	Contra Proferentem

The Parties acknowledge that they and their respective legal counsel have reviewed and participated in negotiating and settling the terms of this Agreement and agree that the contra proferentem principle of construction, set out at article 1432 of the Civil Code of Québec, or any similar rule or principle, shall not be applied in interpreting this Agreement, including without limitation to resolve any ambiguity in this Agreement.

8.11	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

8.12	Language

The Parties have requested that this Agreement and all related documents be drawn up in English only. Les parties aux présentes ont exigé que le présent contrat et tous les documents qui s’y rattachent soient rédigés en anglais seulement.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

NEOMED INSTITUTE

Per:	/s/ Matthew Carlyle
Name: Matthew Carlyle
Title: Authorized Signatory

Per:	/s/ Gordon McCauley
Name: Gordon McCauley
Title: Authorized Signatory

We have the authority to bind the corporation.

BELLUS HEALTH COUGH INC.

Per:	/s/ Roberto Bellini
Name: Roberto Bellini
Title: President and Chief Executive Officer

I have the authority to bind the corporation.

BELLUS HEALTH INC.

Per:	/s/ Roberto Bellini
Name: Roberto Bellini
Title: President and Chief Executive Officer

I have the authority to bind the corporation.

SCHEDULE I

CANADIAN COUNSEL OPINION

[REDACTED]

SCHEDULE II

U.S. COUNSEL OPINION

[REDACTED]

EXHIBIT “A-1”

Neomed Institute Owned Patent RIGHTS

[REDACTED]

EXHIBIT “A-2”

Buyer Co-Owned Patent RIGHTS

[REDACTED]

EXHIBIT “B”

Buyer Patent Rights

[REDACTED]

EXHIBIT “C”

Form of AstraZeneca AB Acknowledgement

[REDACTED]

EXHIBIT “D”

Form of Bill of Sale

[REDACTED]

EXHIBIT “E”

Form of PATENT ASSIGNMENT

[REDACTED]